Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 9 DATED AUGUST 3, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. This Supplement No. 9 supersedes and replaces all prior supplements to the prospectus. Terms used and not otherwise defined in this Supplement No. 9 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;

•	suitability standards with respect to investors in Pennsylvania;

•	our board of directors’ determination of an estimated net asset value per share;

•	our recent acquisition of Montelena Apartments, a residential property located in Round Rock, Texas;

•	clarification of the definition of “Net Assets”;

•	an update to “Risk Factors”;

•	our real estate portfolio;

•	selected financial data;

•	our performance—funds from operations and modified funds from operations;

•	our net tangible book value;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	information regarding redemption of shares;

•	compensation paid to our advisor and its affiliates;

•	information on experts; and

•	incorporation of certain information by reference.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of July 12, 2012, we had received and accepted investors’ subscriptions for and issued 10,046,532 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $99,898,930. As of July 12, 2012, we had raised approximately $105,655,229 in gross offering proceeds in both our private and public offerings.
As of July 12, 2012, approximately 140,106,399 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.

Suitability Standards with Respect to Investors in Pennsylvania
The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section of our prospectus beginning on page i.

PENNSYLVANIA INVESTORS: Because the minimum offering amount is less than $100,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of subscriptions in this offering.

Our Board of Directors’ Determination of an Estimated Net Asset Value Per Share
On July 12, 2012, our board of directors determined an estimated net asset value per share of our common stock of $10.24 as of March 31, 2012. In determining an estimated net asset value per share of our common stock, our board of directors relied upon information provided in a report, which we refer to as the “valuation report,” by our advisor, Steadfast Income Advisor, LLC, and its experience with, and knowledge about, the real estate portfolio of 11 multifamily properties that we owned as of March 31, 2012. As a result of the determination of our estimated net asset value per share as of March 31, 2012, effective September 10, 2012, the offering price of our shares of common stock in our ongoing public offering will increase from the current price of $10.00 per share to $10.24 per share. Effective September 10, 2012, redemptions under our share repurchase plan will be redeemed at a price at, or at a discount to, the new offering price of $10.24. Additionally, beginning September 10, 2012, participants in our distribution reinvestment plan will have cash distributions reinvested in shares of our common stock at a price of $9.73 per share, or 95% of the new offering price.
Effective September 10, 2012, our board of directors increased the amount of distributions paid on each share of our common stock from $0.001917 per share per day to $0.001964 per share per day, which, if paid each day over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on the new offering price of $10.24 per share.
We are providing the estimated net asset value per share to assist broker-dealers and stockholders in their evaluation of us. The objective of our board of directors in determining the estimated net asset value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. The estimated net asset value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock, all as of March 31, 2012. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future. As previously disclosed, we intend to determine an updated estimated net asset value per share every six months, or more frequently in the sole discretion of our board of directors, beginning six months after the end of our offering stage. Although we do not intend to determine an updated estimated net asset value per share until six months after the end of our offering stage, our board of directors may determine to update our estimated net asset value per share prior to such time in its sole discretion.
Our board of directors engaged Duff & Phelps, LLC, or Duff & Phelps, to review the assumptions and methodologies applied by our advisor in accordance with a set of limited procedures. Duff & Phelps has extensive experience in conducting appraisals on multifamily properties and certain of its personnel, including those who reviewed the methodologies and assumptions applied by the advisor, have a Member of Appraisal Institute (MAI) designation. Duff & Phelps does not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We believe there are no material conflicts of interest between Duff & Phelps and us, our advisor and our directors or officers.
After considering all information provided in light of our board of directors’ extensive knowledge of our assets, our board of directors determined that our estimated net asset value per share was $10.24 as of March 31, 2012.
Methodology
The following is a summary of the valuation methodologies used for our assets and liabilities:
Real Estate Investments. Our board of directors determined that the market value of the fee interests in our portfolio of 11 multifamily properties as of March 31, 2012 was $156.8 million. The acquisition cost basis for the same properties was approximately $135.5 million.
In determining the value of our property portfolio, our board of directors considered the value of the 11 properties we owned at March 31, 2012, based upon future streams of cash flows expected by each property, discounted at an appropriate rate to convert the streams of cash flows into a present value (the discounted cash flow analysis), as determined by our advisor in the valuation report. In preparing the valuation report, our advisor also reviewed certain information, including, without limitation, recent appraisals of each of our real estate investments as prepared by independent third-party appraisers, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to capital expenditures and market rental rates for the properties.
Notes Payable. The valuation report prepared by our advisor contained an estimated valuation of our notes payable. The estimated value of our notes payable was equal to fair value as of March 31, 2012 as determined by United States generally accepted accounting principles, or GAAP. Our estimated cash flows were based on the remaining loan terms and on our advisor’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and the collateral securing the loan. Our board of directors determined that the value of the notes payable at March 31, 2012 was $93.9 million. The outstanding balance of our notes payable at March 31, 2012 was $92.9 million.
Other Assets and Liabilities. The valuation report prepared by our advisor contained our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and other liabilities. These other assets and liabilities were considered by our board of directors to be equal to fair value due to their short maturities.
Net Asset Value
The estimated net asset value per share was based upon 7,100,911 shares of our common stock outstanding as of March 31, 2012. The estimated net asset value per share does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.
The following table presents how the estimated net asset value per share was determined as of March 31, 2012 (dollars in thousands, except per share amount):

Real estate investments	$156,820
Cash and restricted cash	11,100
Other assets	4,717
$172,637

Other liabilities	$6,007
Notes payable	93,892
$99,899

Estimated net asset value	$72,738

Common stock outstanding	7,101
Estimated net asset value per share	$10.24

 Allocation of Estimated Value
As of March 31, 2012, our estimated net asset value per share was calculated as follows:

Real estate investments(1)		$22.08
Notes payable	(13.22)
Other assets and liabilities	1.38
Estimated net asset value per share		$10.24

(1)	The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate investments:

Exit capitalization rate	0.0686
Discount rate	0.0915
Annual market rent growth rate(a)	0.031
Annual market expense growth rate(b)	0.03
Holding period	10 years

(a)	Rate reflects estimated compounded annual growth rate (CAGR) for market rents over the second and third year of the discounted cash flow analysis.

(b)	Rate reflects estimated CAGR for market operating expenses over the duration of the discounted cash flow analysis.
While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the value of our real estate investments of 1.74%, while a decrease in the average discount rate of 25 basis points would yield an increase in the value of our real estate investments of 1.79%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate investments of 3.58%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate investments of 3.85%.
Limitations of the Estimated Net Asset Value per Share
Financial Industry Regulatory Authority, Inc., or FINRA, rules provide no guidance on the methodology an issuer must use to determine its estimated net asset value per share. As with any valuation methodology, the methodologies used to determine the estimated net asset value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated net asset value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated net asset value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated net asset value per share if such stockholder attempts to sell his or her shares;

•
a stockholder would ultimately realize distributions per share equal to the estimated net asset value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated net asset value per share on a national securities exchange;

•	a third party would offer the estimated net asset value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•
the methodologies used to determine the estimated net asset value per share would be acceptable to FINRA or under the Employee Retirement Income Security Act with respect to their respective requirements.

 Further, the estimated net asset value per share was calculated as of a moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since March 31, 2012), developments related to individual assets and changes in the real estate and capital markets.
Our Recent Acquisition of Montelena Apartments
On July 13, 2012, or the closing date, we acquired a fee simple interest in a 232-unit multifamily residential community located in Round Rock, Texas, known as Montelena Apartments, or the Montelena property, through SIR Montelena, LLC, or SIR Montelena, a wholly-owned subsidiary of our operating partnership, from a third party seller. With the acquisition of the Montelena property, we have invested over $248.6 million in 15 properties in seven states representing 3,355 units and approximately 3,242,003 square feet of rentable space and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased seven additional assets so far in 2012.
SIR Montelena acquired the Montelena property for an aggregate purchase price of $18,350,000, excluding closing costs. SIR Montelena financed the payment of the purchase price for the Montelena property with a combination of (1) proceeds from our ongoing public offering and (2) the assumption of an existing mortgage loan from U.S. Bank National Association, as Trustee for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Multifamily Mortgage Pass-Through Certificates, Series 2012-K705, or the lender, in the original principal amount of $12,000,000.
An acquisition fee of approximately $370,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Montelena property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Montelena property as of the closing of the acquisition was 6.93%. For additional information on how we calculate the capitalization rate, see“—Our Real Estate Portfolio.”
The Montelena property is a 232-unit residential community constructed in 1998. The Montelena property is comprised of ten three-story residential buildings and a separate leasing office/clubhouse on a 19-acre site. The apartments at the Montelena property consist of a mix of one, two, three, and four-bedroom units averaging 1,050 square feet per unit. Average in-place monthly rent at the Montelena property was approximately $851 as of June 28, 2012. Unit amenities at the Montelena property include well equipped kitchens with breakfast bars and spacious pantries, vaulted ceilings, ceiling fans, carpet and vinyl tile, washer and dryer connections, mini-blinds, patios and/or balconies, walk-in closets and central air conditioning. Property amenities at the Montelena property include clubhouse, a 24-hour fitness center, a swimming pool and hot tub, a business center, movie theater, sand volleyball courts and basketball courts, fenced playground, picnic areas with barbecue and a laundry room. Occupancy at the Montelena property was 96% as of June 28, 2012. We have engaged Steadfast Management Company, Inc., our affiliate, to serve as the property manager for the Montelena property.
Clarification of the Definition of “Net Assets”
Our charter defines “Net Assets” as total assets (other than intangibles) at cost, before deducting depreciation, reserves for bad debts or other non-cash reserves, less total liabilities, calculated quarterly by us on a basis consistently applied. For purposes of this definition, the phrase “calculated quarterly by us on a basis consistently applied” shall be interpreted as calculated quarterly on the basis of U.S. GAAP.
Update to “Risk Factors”
The following item in the “Risk Factors —General Investment Risk” section of our prospectus is amended as follows and should be read in conjunction with the“Risk Factors” section of our prospectus in its entirety.
If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments and your overall return may be reduced.
Although our distribution policy is to use our cash flow from operations to make distributions, our organizational documents permit us to pay distributions from any source. For the year ended December 31, 2011 and the three months ended March 31, 2012, all distributions paid to our stockholders were funded from offering proceeds from our public offering. To the extent we fund distributions from the net proceeds of this offering, we will have less funds available for investment in real properties and real estate-related assets than if our distributions came solely from cash flow from operations and your overall return may be reduced. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings to fund our distributions, but we may determine to use net proceeds of this offering when borrowings are not available or if our board of directors determines it is appropriate to do so. We have not established a limit on the amount of proceeds we may use from this offering to fund distributions. All distributions to date have been paid with offering proceeds.
We may also fund such distributions from advances from our advisor or sponsor or the deferral by our advisor of fees payable under the advisory agreement. Our obligation to pay all fees due to the advisor from us pursuant to the advisory agreement will be deferred during our offering stage to provide additional funds to support the payment of distributions to our stockholders to the extent that the distributions we pay during any calendar quarter exceed our adjusted funds from operations (as defined in our advisory agreement) for such calendar quarter up to an amount equal to a 7.0% cumulative non-compounded annual return on stockholders invested capital, pro-rated for such quarter. The amount of fees that may be deferred is limited to an aggregate amount of $5 million. To the extent we pay distributions at an annualized rate lower than 7.0%, the amount of fees that are required to be deferred by our advisor could decrease. If we pay distributions at an annualized rate that is greater than 7.0%, our advisor is not required to defer fees for the amount equal to the amount paid in excess of a 7.0% annualized distributions. In each case, the amount of fees that are required to be deferred by our advisor may decrease which would reduce the funds we have available for investments. For further discussion of our advisor’s commitment to advance funds to us, see “Description of Capital Stock — Distributions.”
In addition, if the aggregate amount of cash we distribute to stockholders in any given year exceeds the amount of our earnings and profits generated during the year, the excess amount will either be (1) a return of capital or (2) a gain from the sale or exchange of property to the extent that a stockholder’s basis in our common stock equals or is reduced to zero as the result of our current or prior year distributions. For further information regarding the tax consequences in the event we make distributions other than from cash flow from operations, please see “Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders.”

Our Real Estate Portfolio
As of June 30, 2012, our property portfolio consisted of 14 multifamily apartment communities comprised of a total of 3,123 apartment units with 2,998,411 square feet of rentable space and 8,995 square feet of rentable office space. The following table provides information regarding these properties as of June 30, 2012:

						At Date of Purchase
Property Name	City and State	Number of Units	Average Monthly Occupancy	Average Monthly Rent(1)	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Capitalization Rate(3)
Lincoln Tower Apartments(4)	Springfield, Illinois	190	0.958	$796	8/11/2010	$9,500,000	$6,650,000	0.097
Park Place Condominiums(5)	Des Moines, Iowa	148	0.892	828	12/22/2010	8,101,000	5,000,000	0.085
Arbor Pointe Apartments	Louisville, Kentucky	130	0.954	768	5/5/2011	6,500,000	5,200,000	0.086
Clarion Park Apartments	Olathe, Kansas	220	0.986	678	6/28/2011	11,215,000	8,972,000	0.081
Cooper Creek Village	Louisville, Kentucky	123	0.984	932	8/24/2011	10,420,000	6,773,000	0.074
Prairie Walk Apartments	Kansas City, Missouri	128	0.898	630	12/22/2011	6,100,000	3,965,000	0.079
Truman Farm Villas	Grandview, Missouri	200	0.91	619	12/22/2011	9,100,000	5,915,000	0.084
EBT Lofts	Kansas City, Missouri	102	0.961	947	12/30/2011	8,575,000	5,590,000	0.074
Windsor on the River	Cedar Rapids, Iowa	424	0.901	716	1/26/2012	33,000,000	23,500,000	0.07
Renaissance St. Andrews	Louisville, Kentucky	216	0.884	716	2/17/2012	12,500,000	7,000,000	0.072
Spring Creek of Edmond	Edmond, Oklahoma	252	0.885	869	3/9/2012	19,350,000	13,876,940	0.076
Montclair Parc Villas	Oklahoma City, Oklahoma	360	0.964	887	4/26/2012	35,750,000	25,025,000	0.07
Sonoma Grande Apartments	Tulsa, Oklahoma	336	0.911	896	5/24/2012	32,200,000	22,540,000	0.071
Estancia Apartments	Tulsa, Oklahoma	294	0.946	945	6/29/2012	27,900,000	20,500,000	0.072
		3,123	0.928	$802		$230,211,000	$160,506,940
———————————

(1)	Average monthly rent is based upon the amount of rents actually received from tenants.

(2)	For more information on our indebtedness, see “Information Regarding Our Indebtedness.”

(3)
The capitalization rate reflected in the table is as of the closing of the acquisition of the property. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected annualized net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

(4)
The Lincoln Tower property also contains approximately 8,995 rentable square feet of commercial space. As of June 30, 2012, the commercial space at the Lincoln Tower property, which represents approximately 5.0% of the rentable square feet of the Lincoln Tower property, was approximately 95.7% occupied by eight tenants with average remaining lease terms of approximately 1.25 years. The lease terms of the eight tenants occupying the commercial space expire between 2012 and 2014, subject to tenant extension options. The tenants of the commercial space are nonprofit, educational and consulting companies and pay an average annual rent of approximately $15,825, or approximately $14.71 per square foot. In addition, there are two leases relating to cell towers located on the Lincoln Tower property. These leases have approximately 0.8 years remaining and collectively generate approximately $42,825 per year in rent.

(5)	An additional unit was purchased in the Park Place Condominium property on April 6, 2012 and is included in the table above.

The following information generally applies to all our properties:

•	we believe all of the properties are adequately covered by insurance and are suitable for their intended purposes;

•	we are aware of no plans for any material renovations, improvements or development with respect to any of our properties; and

•	our properties face competition in attracting new residents and retaining current residents from other multifamily properties in and around their respective submarkets.

Selected Financial Data
The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, both of which are incorporated herein by reference. Our historical results are not necessarily indicative of results for any future period.

	As of	As of December 31,
	March 31, 2012	2011	2010
	(Unaudited)
Balance sheet data
Total real estate, net	$130,461,129	$66,751,176	$17,011,752
Total assets	146,277,600	81,852,261	20,171,682
Notes payable	92,888,959	47,973,049	11,650,000
Total liabilities	98,895,715	51,243,185	12,926,977
Redeemable common stock	692,439	385,458	57,827
Total stockholders’ equity	46,689,446	30,223,618	7,186,878

	For the Three Months Ended March 31, 2012	For the Years Ended December 31,
		2011	2010
	(Unaudited)
Operating data
Total revenues	$3,892,820	$5,710,173	$828,230
Net loss	(3,273,591)	(4,049,010)	(2,163,581)
Net loss attributable to common stockholders	(3,273,591)	(4,049,010)	(2,162,581)
Net loss per common share - basic and diluted	(0.56)	(1.72)	(4.27)
Other data
Cash flows used in operating activities	(1,427,644)	(1,095,144)	(455,876)
Cash flows used in investing activities	(28,530,595)	(52,939,660)	(10,902,324)
Cash flows provided by financing activities	26,905,254	63,377,288	14,014,390
Distributions declared	1,004,618	1,640,845	230,402
Distributions declared per common share(1)	0.174	0.7	0.272
Weighted-average number of common shares outstanding, basic and diluted	5,805,379	2,358,867	506,003
FFO(2)	(1,339,567)	(1,471,548)	(1,623,009)
MFFO(2)	546,291	469,670	(940,466)
________________

(1)
Distributions declared per common share for the three months ended March 31, 2012 and the year ended December 31, 2011 assume each share was issued and outstanding each day during the applicable period. Distributions declared per common share for the year ended December 31, 2010 assumes each share was issued and outstanding each day from August 12, 2010 (the first day distributions began to accrue) through December 31, 2010. Distributions for the period from August 12, 2010 through December 31, 2011 are based on daily record dates and calculated at a rate of $0.001917 per share per day.

(2)
GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, established the measurement tool of funds from operations, or FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. Additionally, we use modified funds from operations, or MFFO, as defined by the Investment Program Association as a supplemental measure to evaluate our operating performance. MFFO is based on FFO but includes certain adjustments we believe are necessary due to changes in accounting and reporting under GAAP since the establishment of FFO. Neither FFO or MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of liquidity. For additional information on how we calculate FFO and MFFO and a reconciliation of FFO and MFFO to net loss, see “Our Performance —Funds From Operations and Modified Funds From Operations.”
Our Performance—Funds from Operations and Modified Funds from Operations
Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.
We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We believe it is appropriate to disregard impairment charges from the calculation of FFO, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. Our FFO calculation complies with NAREIT’s policy described above.
The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO, and MFFO described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.
Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that public, non-listed REITs, like us, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Our board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable. However, our board of directors does not anticipate evaluating a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our company or another similar transaction) until 2015. Thus, as a limited life REIT, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.
We define MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we rely on our advisor for managing interest rate, hedge and foreign exchange risk, we do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.
Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. In the event that proceeds from our initial public offering are not available to fund our reimbursement of acquisition fees and expenses incurred by our advisor, such fees and expenses will need to be reimbursed to our advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.
Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.
Presentation of this information is intended to provide useful information to investors as they compare our operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no regular net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.
Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO is presented in the following table for the three months ended March 31, 2012 and for the year ended December 31, 2011:

Reconciliation of net loss to FFO and MFFO:	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Net loss	$(3,273,591)	$(4,049,010)
Depreciation of real estate assets	931,262	1,153,535
Amortization of lease-related costs	1,002,762	1,423,927
FFO	(1,339,567)	(1,471,548)
Acquisition fees and expenses(1)	1,885,858	1,941,218
MFFO	$546,291	$469,670

FFO per share - basic and diluted	$(0.23)	$(0.62)
MFFO per share - basic and diluted	0.09	0.2
Net loss per share - basic and diluted	(0.56)	(1.72)
Weighted - average number of common shares outstanding, basic and diluted	5,805,379	2,358,867
________________

(1)
By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. In the event that proceeds from our initial public offering are not available to fund our reimbursement of acquisition fees and expenses incurred by our advisor, such fees and expenses will need to be reimbursed to the advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to its stockholders.

Our Net Tangible Book Value Per Share
As of March 31, 2012, our net tangible book value per share was $6.34, compared to our offering price of $10.00 per share pursuant to this offering. Net tangible book value per share of our common stock is determined by dividing the net tangible book value based on the March 31, 2012 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs acquired in-place lease value, net of liabilities to be assumed) by the number of shares of our common stock outstanding as of March 31, 2012. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Additionally, investors who purchased shares in this offering will experience dilution in the percentage of their equity investment in us as we sell additional common shares in the future pursuant to this offering, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Information Regarding Our Indebtedness
The following table indicates our outstanding indebtedness as of June 30, 2012:

Mortgage Loan	Payment Type	Maturity	Interest Rate(1)	Outstanding Principal Balance
Lincoln Tower Apartments	Principal and interest	May 1, 2019	0.0366	$8,758,968
Park Place Apartments	Interest only	December 22, 2013(2)	0.0525	5,000,000
Arbor Pointe Apartments	Principal and interest	June 1, 2018	0.0486	5,125,608
Clarion Park Apartments	Principal and interest	July 1, 2018	0.0458	8,848,403
Cooper Creek Village	Principal and interest(3)	September 1, 2018	0.0389	6,773,000
Truman Farm Villas	Principal and interest(3)	January 1, 2019	0.0378	5,915,000
Prairie Walk Apartments	Principal and interest(3)	January 1, 2019	0.0374	3,965,000
EBT Lofts	Principal and interest(3)	January 1, 2019	0.0382	5,590,000
Windsor on the River	Interest only	May 1, 2042	Variable(4)(5)	23,500,000
Renaissance St. Andrews	Interest only	March 1, 2013	LIBOR + 4.55%	7,000,000
Spring Creek of Edmond(6)	Principal and interest	February 1, 2018	0.0488	14,393,024
Montclair Parc Villas	Principal and interest	May 1, 2019	0.037	24,989,546
Sonoma Grande Apartments	Principal and interest(7)	June 1, 2019	0.0331	22,540,000
Estancia Apartments(8)	Interest only	October 1, 2017(9)	0.0594	22,383,267
				$164,781,816
________________

(1)	Except as otherwise noted, interest on the notes accrues at a fixed rate per annum.

(2)	We have the option to extend the maturity date for up to two successive periods of 12 months each, subject to customary and market rate extension provisions.

(3)	A monthly payment of interest only is due and payable for twelve months, after which, a monthly payment of principal and interest is due and payable until the maturity date.

(4)
The loan was originally funded with proceeds from the issuance of Iowa Finance Authority Variable Rate Demand Multifamily Housing Revenue Bonds (Windsor on the River, LLC Project), Series 2007A in the original aggregate principal amount of $24,000,000, which we refer to as the bonds, pursuant to an Indenture of Trust dated May 1, 2007, or indenture, by and between the Iowa Finance Authority, the issuer, and The Bank of New York Mellon Trust Company, N.A., or the bond trustee, as trustee for the holders of the bonds. Pursuant to the loan documents, we are required to pay, or cause to be paid, to the trustee on each date on which any payment of the principal of, premium, if any, or interest on the bonds is due (whether on an interest payment date, at maturity or upon redemption or acceleration), an amount which, together with the funds held by the trustee in a bond fund, will be sufficient to enable the trustee to pay the principal of, premium, if any, and interest on the bonds due on such date. The loan will bear interest at a rate equal to the interest rate borne from time to time by the bonds, calculated on the same basis and to be paid by us at the same time as interest on the bonds is calculated and paid from time to time. Interest on the bonds is calculated by the remarketing agent and is equal to the interest rate per annum, which in the professional judgment of the remarketing agent having due regard for prevailing market conditions, would be the minimum interest rate necessary to cause the sale of the bonds on the first day of an interest period at a price equal to 100% of the principal amount of the bonds plus accrued interest. The bonds currently bear interest at a weekly rate.

(5)
We have entered into an interest rate cap, which limits the Securities Industry and Financial Markets Association or SIFMA portion of the interest rate to 3% through January 31, 2017 and 5% through January 31, 2019.

(6)	The principal balance at June 30, 2012 includes the unamortized portion of the debt premium of $567,218.

(7)	A monthly payment of interest only is due and payable for twenty-four months, after which, a monthly payment of principal and interest is due and payable until the maturity date.

(8)	The principal balance at June 30, 2012 includes the unamortized portion of the debt premium of $1,883,267.

(9)	We have the option to extend the maturity date for to October 1, 2018, subject to customary and market rate extension provisions.
Information Regarding Our Distributions
On August 10, 2010, our board of directors approved a cash distribution that accrues at a rate of $0.001917 per day for each share of our common stock, which, if paid over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock. There is no guarantee that we will continue to pay distributions at this rate or at all. This distribution began to accrue on August 12, 2010. The first distributions were paid in September 2010.
Distributions paid from the third quarter of 2010 to March 31, 2012 are presented in the following table:

					Sources of Distributions Paid(3)
Period	Cash Distributions	Distributions Reinvested	Total	Distributions Declared Per Share(1)(2)	Cash Flow From Operations	Offering Proceeds	Net Cash Used in Operating Activities
Third Quarter 2010	$24,449	$2,387	$26,836	$0.174	$—	$26,836		$(162,787)
Fourth Quarter 2010	107,687	32,313	140,000	0.174	—	140,000	(293,089)
First Quarter 2011	132,474	75,339	207,813	0.174	—	207,813	(292,481)
Second Quarter 2011	176,308	110,483	286,791	0.174	—	286,791	(68,051)
Third Quarter 2011	238,089	156,007	394,096	0.176	—	394,096	(231,143)
Fourth Quarter 2011	340,601	220,518	561,119	0.176	—	561,119	(503,469)
First Quarter 2012	513,683	351,897	865,580	0.174	—	865,580	(1,427,644)
	$1,533,291	$948,944	$2,482,235	$1.222	$—	$2,482,235		$(2,978,664)
________________

(1)	Distributions are based on daily record dates and calculated at a rate of $0.001917 per share per day.

(2)	Assumes each share was issued and outstanding each day during the periods presented.

(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately three days following month end.

For the three months ended March 31, 2012, we paid $865,580 in distributions, including $351,897 in shares issued pursuant to our distribution reinvestment plan. For the three months ended March 31, 2012, our net loss was $3,273,591, we had negative FFO of $1,339,567 and cash flow used in operations was $1,427,644. For the year ended December 31, 2011, we paid $1,449,819 in distributions including $562,347 in shares issued pursuant to our distribution reinvestment plan. For the year ended December 31, 2011, our net loss was $4,049,010 and our net cash used in operating activities was $1,095,144. We had negative FFO of $1,471,548 for the same period. As of March 31, 2012, we paid aggregate distributions of $2,482,235, including $1,533,291 of distributions paid in cash and 99,891 shares of our common stock issued pursuant to our distribution reinvestment plan for $948,944. Our net loss from our inception through March 31, 2012 was $9,486,182. For the period from the third quarter of 2010 through March 31, 2012, net cash used in operations was $2,978,664. From inception through March 31, 2012, we had negative FFO of $4,434,124. For a discussion of how we calculate FFO, see “Our Performance—Funds from Operations and Modified Funds from Operations.” We funded our total distributions paid with proceeds from our private and public offerings.
Information Regarding Redemption of Shares
The following table sets forth the redemption activity of our common stock:

	Total Number of Shares Requested to be Redeemed(1)	Total Number of Shares Redeemed	Average Price Paid per Share(2)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
October 2011	—	—	$—	(3)
November 2011	22,874	—	—	(3)
December 2011	—	—	—	(3)
January 2012	—	22,874	9.25	(3)
February 2012	1,500	—	—	(3)
March 2012	3,273	—	—	(3)
April 2012	(2,630)	14	9.35	(3)
May 2012	9,000	8,000	10.00	(3)
June 2012	—	—	—	(3)
	34,017	30,888(4)
________________

(1)	The Company generally redeems shares on the last business day of the month following the end of each fiscal quarter in which requests were received.

(2)	Pursuant to the program, as amended, we currently redeem shares at prices determined as follows:

•	92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.
Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from us. Furthermore, once we establish an estimated value per share of common stock, the redemption price per share for all stockholders will be equal to our most recently established estimated net asset value per share, as determined by our advisor or another firm chosen for that purpose. Effective September 10, 2012, redemptions under our share repurchase plan will be based upon the new offering price of $10.24 per share.

(3)
The number of shares that may be redeemed pursuant to the share repurchase plan during any calendar year is limited to: (1) 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) those that can be funded from the net proceeds we received from the sale of shares under the distribution reinvestment plan during the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors.

(4)	The source of funds for all share redemptions to date has been proceeds from our continuous public offering.

Compensation Paid to Our Advisor and its Affiliates
The following data supplements, and should be read in conjunction with, the section of our prospectus titled “Management Compensation.”
The following table summarizes the cumulative compensation, fees and reimbursements we paid to our advisor, Steadfast Income Advisor, LLC, and its affiliates, including the dealer manager, during the three months ended March 31, 2012 and the year ended December 31, 2011.

Type of Fee or Reimbursement Paid	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Offering Stage:
Selling commissions	$1,511,148	$2,026,361
Dealer manager fees	849,148	1,172,342
Other organization and offering expenses(1)	1,291,102	1,765,418
Operational Stage:
Acquisition fee(2)	855,594	735,771
Acquisition expense(3)	107,302	294,732
Investment management fee(4)	—	44,604
Property management and leasing fee	96,535	182,778
Reimbursement of property management onsite personnel costs	352,667	608,231
Other operating expenses(5)	517,332	1,308
Disposition Stage:
Disposition fee	—	—
Issuance of shares of convertible stock	—	—
Due to (from) affiliates:
Due from Advisor	—	(53,353)
	$5,580,828	$6,778,192
________________

(1)	As of March 31, 2012 and December 31, 2011, $8,027,002 and $7,427,627 of organization and offering costs had been incurred by our advisor on our behalf and had not been reimbursed by us.

(2)
As of March 31, 2012 and December 31, 2011, acquisition fees of $1,138,722 and $681,939 were earned by our advisor in connection with the acquisition of our properties but had not been paid by us, of which $538,403 and $434,135 of such acquisition fees were deferred pursuant to the terms of our advisory agreement.

(3)
Our advisor had incurred on our behalf $229,698 and $371,104 of acquisition expenses for the three months ended March 31, 2011 and for the year ended December 31, 2011 ($230,323 and $107,927 of which remains reimbursable to the advisor at March 31, 2012 and December 31, 2011).

(4)
As of March 31, 2012 and December 31, 2011, investment management fees of $461,244 and $246,224 were earned by our advisor but had not been paid by us. As of March 31, 2012 and December 31, 2011, $461,244 and $246,224 of such investment management fees had been deferred pursuant to the terms of our advisory agreement.

(5)
During the three months ended March 31, 2012 and the year ended December 31, 2011, operating expenses of $0 and $1,975,549 were incurred by our advisor on our behalf, including the allocable share of our advisor’s overhead. As of March 31, 2012 and December 31, 2011, operating expenses incurred by our advisor on our behalf of $2,571,910 are potentially reimbursable by us. Reimbursement for such operating expenses is subject to the terms of the Operating Expense Reimbursement Agreement with our advisor.

Experts
The consolidated financial statements and financial statement schedule of Steadfast Income REIT, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The (1) statement of revenues over certain operating expenses of the Lincoln Tower Apartments for the year ended February 28, 2010, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on October 25, 2010, (2) statement of revenues over certain operating expenses of the Park Place Condominiums for the year ended December 31, 2009 incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on March 1, 2011, (3) statement of revenues over certain operating expenses of the Arbor Pointe Apartments for the year ended December 31, 2010, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 13, 2011, (4) statement of revenues over certain operating expenses of the Clarion Park Apartments for the year ended December 31, 2010, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on August 12, 2011, (5) statement of revenues over certain operating expenses of the Cooper Creek Village for the year ended December 31, 2010, incorporated by reference in this prospectus from Steadfast Income REIT Inc.’s Current Report on Form 8-K/A filed with the SEC on October 28, 2011, (6) statements of revenues over certain operating expenses of the Prairie Walk Apartments, the Truman Farm Villas, the EBT Lofts and the Windsor on the River for the year ended December 31, 2010, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on March 9, 2012 and (7) statements of revenues over certain operating expenses of the Renaissance St. Andrews, the Spring Creek of Edmond and the Montclair Parc Villas for the year ended December 31, 2011, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 4, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports included therein, and incorporated herein by reference. Such statements of revenues over certain operating expenses are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website we maintain at www.steadfastreit.com. There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-160748), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Current Report on Form 8-K filed with the SEC on July 19, 2012;

•	Current Report on Form 8-K filed with the SEC on July 13, 2012;

•	Current Report on Form 8-K filed with the SEC on July 6, 2012;

•	Proxy Statement filed with the SEC on June 22, 2012;

•	Current Report on Form 8-K filed with the SEC on May 31, 2012;

•	Quarterly Report on Form 10-Q filed with the SEC on May 14, 2012;

•	Current Report on Form 8-K filed with the SEC on May 10, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 4, 2012;

•	Current Report on Form 8-K filed with the SEC on May 2, 2012; and

•	Registration Statement on Form 8-A filed with the SEC on April 27, 2012.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Steadfast Capital Markets Group, LLC
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(888) 223-9951
Attention: Investor Relations

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.